March 17, 2014

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Brian Cascio

Re:	Avnet, Inc.

Form 10-K for the fiscal year ended June 29, 2013

Filed August 9, 2013

File No. 001-04224

Dear Mr. Cascio:

Avnet, Inc. (the “Company”) is in receipt of the Staff’s letter dated March 6, 2014 (the “Comment Letter”), regarding the Staff’s review of, and comment on, the above referenced filing. The Company hereby submits the following response to the Staff. For your convenience, the Company’s response is preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended June 29, 2013

Consolidated Financial Statements

Note 9, Income taxes, page 54

COMMENT:

1.	We note the disclosure on page 56 of foreign net operating loss carry-forwards and their related valuation allowances for certain jurisdictions. We also note the disclosure on page 54 of the significant foreign income before income taxes. Please tell us how the valuation allowances recorded against foreign net operating loss carry-forwards were determined in light of the levels of foreign income in each of the three fiscal years ended June 29, 2013. In future filings please provide the disclosures about undistributed earnings of foreign subsidiaries required by FASB ASC 740-30-50.

RESPONSE:

The Company applies the guidance in FASB ASC 740-10-30, which requires management to apply its judgment to the appropriate weighting of all available evidence when assessing the need for the establishment or the release of valuation allowances. As part of this analysis, the

Company examines all available evidence on a jurisdiction by jurisdiction basis and weighs the positive and negative evidence when determining the need for full or partial valuation allowances. The evidence considered for each jurisdiction includes, among other items: (i) the historic levels of income or losses over a range of time periods, which may extend beyond the most recent three fiscal years depending upon the historical volatility of income in an individual jurisdiction; (ii) expectations and risk associated with underlying estimates of future taxable income, including considering the historical trend of down-cycles in the semiconductor and related industries; and (iii) prudent and feasible tax planning strategies. The foreign income before income taxes disclosed on page 54 of the above referenced filing is the net amount of foreign income across all jurisdictions for each of the past three fiscal years. In some foreign jurisdictions, the Company has experienced losses in one or more of the past three fiscal years, which the Company considers when evaluating the need for valuation allowances.

Although a trend of income in certain jurisdictions in the past three fiscal years ended June 29, 2013, was part of the positive evidence management considered, the Company notes that under ASC 740-10-30-23, a preponderance of positive evidence is required in reaching a conclusion to release all or a portion of a valuation allowance when negative evidence exists. For instance, with respect to the legal entity in the EMEA jurisdiction specifically discussed in the Company’s disclosure on page 55, the Company reviewed the factors discussed above, including the recent trend of improving income, but an overall history of losses, and has released approximately $50 million of valuation allowances over the past two fiscal years primarily as a result of considering such trends. The Company continually and consistently considers all available evidence and considers the valuation allowances established over foreign net operating loss carry-forwards as of June 29, 2013, to be appropriate based upon the judgment applied when weighting all such positive and negative available evidence.

The Company included the disclosure regarding undistributed earnings of foreign subsidiaries required by FASB ASC 740-30-50 in Note 1- Summary of significant accounting policies on page 44 of the above referenced filing. In future filings, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended June 28, 2014, the Company will move such disclosure to the income taxes related footnote, which is currently Note 9.

* * * * *

As requested in the Comment Letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any of these responses require further explanation, please do not hesitate to contact me at 480-643-7203. In addition, please feel free to contact Ken Jacobson, Vice President of Global Finance and Accounting, at 480-643-7510 or Mike McCoy, Vice President and Secretary, at 480-643-7248. We look forward to working with you in completion of your review of the above referenced filing.

Sincerely,

/s/ Kevin Moriarty

Kevin Moriarty
Senior Vice President and
Chief Financial Officer

cc:	Ken Jacobson
Mike McCoy